ACT Investment Company Act
SECTION 9(a) 9(c)
RULE
PUBLIC AVAILABILITY 1/10/2003

No Act
P.E. 1-10-03
812-12907

O'MELVENY & MYERS LLP

LOS ANGELES
CENTURY CITY
IRVINE
NEWPORT BEACH
NEW YORK
SAN FRANCISCO

555 13th Street, N.W.
Washington, D.C. 20004-1109

TELEPHONE (202) 383-5300
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SILICON VALLEY
TYSONS CORNER
HONG KONG
LONDON
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TOKYO

03000726

January 10, 2003

OUR FILE NUMBER
0718480.039

WRITER'S DIRECT DIAL
202-383-5214

WRITER'S E-MAIL ADDRESS
rgardner@omm.com

VIA FACSIMILE AND HAND DELIVERY (202) 942-9595

SEC MAIL RECEIVED PROCESSING
JAN 10 2003
WASH. D.C. 183 SECTION

Ms. Jaea Hahn
Senior Counsel
Division of Investment Management
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

Re: ***Application of Robertson Stephens, Inc., et al, pursuant to Section 9(c) of the Investment Company Act of 1940 for Temporary and Permanent Orders Exempting Applicants from the Provisions of Section 9(2) of Such Act (the "Application"); File No. HO-09140***

Dear Ms. Hahn:

In response to the Staff's comment regarding footnote no. 1 of the Application, the Applicants have authorized me to respectfully request that identifying docket information be added to footnote no. 1. Footnote no. 1 should read:

Securities and Exchange Commission v. Robertson Stephens, Inc., Final Judgment of Permanent Injunction and Other Relief Against Robertson Stephens, Inc., Civ. 03-0027 (D.D.C., Jan. 10, 2003).

Thank you for your assistance with the application. Please contact me if you have any questions.

Very truly yours,

Richard D. Gardner

for O'MELVENY & MYERS LLP

cc: Robert L. Klivans
Bruce A. Hiler